UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.
(Translation of registrant’s name into English)

Suite 309, 3/F, Dongfeng KASO Dongfengbeiqiao, Chaoyang District Beijing 100016, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The Company has signed agreements with institutional and individual investors on February 25, 2021 for sale of $20 million in convertible notes. The notes are due in two years, have an annual interest rate of 8%, convertible into ordinary shares of Borqs at 10% discount from the market price and has 90% warrant coverage with the warrants exercisable at 110% of the conversion price. One-third of the notes are sold at the execution of definitive agreements and two-thirds of the notes will be sold upon the satisfaction of certain conditions, including effectiveness of a registration statement to be filed by the Company by April 15, 2021. Proceeds will be used for the procurement of orders the Company expects to receive from its customers this year and also for development of the next generation 5G products.

A copy of the press release, dated February 25, 2021, announcing transactions described above is attached as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: February 25, 2021	By:	/s/ Anthony K. Chan
Anthony K. Chan
Chief Financial Officer

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